July 13, 2015

Via EDGAR transmission and Facsimile

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Jeffrey P. Riedler

Re:                             Vericel Corporation: Registration Statement on Form S-3 (File No. 333-205339)

Dear Mr. Riedler:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Vericel Corporation (the “Registrant”) does hereby respectfully request acceleration of the effective time of the above-referenced Registration Statement on Form S-3 filed on June 29, 2015 (the “Registration Statement”), so that it may become effective at 4:00 p.m. (Eastern time) on Wednesday, July 15, 2015, or as soon as practicable thereafter.

The Registrant hereby acknowledges the following:

•                  should the U.S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this request, please contact Ryan Sansom of Goodwin Procter LLP at (617) 570-1373.

Sincerely,

Vericel Corporation

By:	/s/ Gerard Michel
	Name:	Gerard Michel
	Title:	Chief Financial Officer and Vice President, Corporate Development

cc:                                Preston Brewer, U.S. Securities and Exchange Commission

Daniel Greenspan, U.S. Securities and Exchange Commission

Jeffrey P. Riedler, U.S. Securities and Exchange Commission

Dominick C. Colangelo, Chief Executive Officer and President of Vericel Corporation

Mitchell S. Bloom, Esq., Goodwin Procter LLP (by email)

Ryan S. Sansom, Esq., Goodwin Procter LLP (by email)